Filed by World Color Press Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: World Color Press Inc.
Commission File No. 333-165259

Dear Fellow Shareholders,

In 2009 our Company ended one journey and prepared to embark upon another. We accomplished the former because of the talent, dedication and commitment of our employees, and because of the loyalty of our customers and suppliers. We strove to be successful in the latter by drawing upon these same strengths to create greater value for our shareholders and other stakeholders.

On July 21, we emerged from creditor protection in the United States and Canada with a new name, a new shareholder base and a new board of directors. The creditor protection process that began in January 2008 was difficult, costly and painful for many of our constituents.  Our successful emergence under the Worldcolor banner presented new opportunities further to define our company and our position in the industry.

In 2009, Worldcolor reported consolidated operating revenue of $3.1 billion compared to $4.0 billion in 2008.  The decrease in revenue was largely due to lower volumes from existing customers as a result of the challenging North American economy, reduced advertising spending, and to a lesser extent lower pricing. Notwithstanding lower revenues, Worldcolor reported combined adjusted EBITDA of $329 million in 2009, nearly 60% of which was earned in the five month period after emerging from bankruptcy. In addition, we generated 2009 free cash flow of $124 million, two and a half times more than in 2008. Importantly, we had no outstanding borrowings under our revolving credit facility at year end.

Disciplined Approach

We were able to persevere in the midst of one of the deepest economic downturns in history by maintaining a laser-like focus on serving our customers and reducing costs across our platform. In addition to workforce reductions and plant closures undertaken to align our manufacturing capacity with lower volume, we changed executive management and took bold steps to break down silos by eliminating redundant management layers in our North American sales and manufacturing structure. These measures allowed us to improve efficiency and to be more responsive to our customers’ changing needs.

Our success in 2009 was based on more than cost reductions and operational improvements. Our sales force had important successes renewing relationships with existing customers and in attracting new ones. The list of wins is long and impressive, and includes such important publishers and retailers as: ABA Publishing, Boardroom, CVS Caremark, Forbes Magazines, Macmillan, Newsweek Budget Travel, Pace Communications, Rodale, Schofield Media Group and USA Weekend.

Our sales and customer service professionals are among our most important strategic planners, because they observe and listen to our customers’ changing needs and allow us to be responsive to them. This is true across our platform in all of our segments.

Multi-Channel Solutions Leverage Power of Print

A key element of our sales strategy is our forward looking emphasis on helping our customers increase the impact of their printed messages by enhancing them with online and digital media. Our Integrated Multichannel Solutions™ (IMCS™) team supports the execution of this strategy by conceiving and introducing new products and solutions to help our customers break-down their internal silos and to augment their printed messages to include conversation with their audiences across multiple media channels.

The IMCS team works closely with our customers’ marketing, creative, and analytics departments to develop multichannel, data driven campaigns. These campaigns integrate print with marketing strategy, analytics, digital, mobile and social technology to help our customers acquire new clients, and retain and expand relationships with existing clients. We help our clients determine their optimal media mix, promote a consistent brand across selected media channels and thereby to improve their return on investment.

Commitment to Quality, Safety and Environmental Responsibility

Our employees are among the very best in the industry and demonstrate their talent and dedication each and every day. Worldcolor has consistently been recognized as one of the leaders in the printing industry and this past year was no exception. In 2009, Worldcolor won 34 prestigious Gold Ink Awards for exceptional quality in 10 different categories, including annual reports, books, brochures, magazines and directories.

Worldcolor continues to make impressive strides in its safety program to ensure our employees have a safe and secure environment in which to work. 2009 was our safest year ever and continues the string of year-over-year improvement in each year of this decade. We reduced our recordable accidents by 22%, our lost time accidents by 27% and our lost time days by a remarkable 52%. We are committed to continuing this effort until 100% of our employees are safe 100% of the time. Worldcolor also is committed to managing its business in an environmentally responsible manner. The Company holds Chain of Custody certification from the world’s leading forest management programs. We were first among the large North American printers to offer all three progressive chain of custody certification programs: Forest Stewardship Council (FSC), Sustainable Forestry Initiative (SFI) and Program for the Endorsement of Forest Certification (PEFC).

Enhancing Shareholder Value

These accomplishments and many others put us on a solid footing. They allowed us to explore new avenues to redefine our Company and our industry while creating additional value for our shareholders and other stakeholders. We spent much of the last 5 months of 2009 exploring a potential strategic combination and announced in January our pending agreement to become part of a publicly listed Quad/Graphics. Upon consummation of that agreement, which we expect will occur this summer after satisfaction of customary conditions, the enhanced Quad/Graphics will be positioned as a leader in the printing industry with a deeper talent pool, greater geographic reach and a broader product and service scope.  Importantly, we, our customers and our shareholders would become important members of the expanded Quad/Graphics family.

Impressive Synergy Opportunities

The Quad/Graphics transaction presents compelling opportunities for the achievement of synergy savings and other efficiencies to drive shareholder value. Quad/Graphics has a long tradition of leadership and operational excellence. Their management team has built a company known for having the industry’s best technology, automation and robotics, and world-class customer service. With the addition of Worldcolor managers and employees, Quad/Graphics better will be able to maximize shareholder value, and to create opportunities for customers, employees and other stakeholders well into the future.

We are convinced that the proposed transaction would create greater value more quickly for Worldcolor shareholders than any strategic alternative, including remaining a standalone company. We believe Quad/Graphics would provide a fine long term home for the greatest number of Worldcolor employees. It also would be the best transaction for our customers, giving them access to the leading technology in the industry managed by an experienced and proven team, including additions from Worldcolor management.

This was a very eventful year for Worldcolor. It was one in which we accomplished great things and set the stage for further success. We are grateful to our shareholders for their confidence in our strategy, to our employees who have shown their ability to execute and remain focused during turbulent times, and to our customers who allow us to prove to them everyday that we are worthy of their trust.

Finally, I express my gratitude to my fellow Worldcolor directors, seasoned professionals all, who drew upon a variety of experiences, remarkable instincts, vision and wisdom, to come together quickly and to form a cohesive unit that enabled our dramatic success, while adhering at all times to the highest standards of corporate governance, personal integrity and business judgment. I am honored to serve with them.

Yours very sincerely,

Mark A. Angelson

Chairman of the Board

and Chief Executive Officer

Additional Information and Where to Find It

This letter relates to a proposed business combination transaction between Quad/Graphics, Inc. (“Quad/Graphics”) and World Color Press Inc. (“Worldcolor”).  On March 5, 2010, Quad/Graphics filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which included a preliminary proxy circular/prospectus.  This letter is not a substitute for the preliminary proxy circular/prospectus that Quad/Graphics has filed with the SEC or any other documents that Quad/Graphics or Worldcolor may file with the SEC or send to their respective shareholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROXY CIRCULAR/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE PROXY CIRCULAR/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Worldcolor, at 999 de Maisonneuve Blvd. West, Suite 1100, Montreal (Quebec) H3A 3L4, Canada or by calling (800) 567-7070, in the case of filings by Worldcolor, or to Quad/Graphics, at N63 W23075 Highway 74, Sussex, Wisconsin 53089- 2827, Attention Andrew R. Schiesl, Vice President and General Counsel, or by calling (414) 566-2017, in the case of filings by Quad/Graphics.

Cautionary Note Regarding Forward-Looking Statements

To the extent any statements made in this letter contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and are forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian securities legislation (collectively “forward-looking statements”). These forward-looking statements can generally be identified by the use of words such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms, variations on them and other similar expressions. Worldcolor or Quad/Graphics has based these forward-looking statements on its current expectations about future events, and these forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such forward-looking statements. Important factors and assumptions as well as the ability of Worldcolor and Quad/Graphics to anticipate and manage the risks associated therewith that could cause actual results to differ materially from these expectations include, among other things: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in the printing industry; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5) the risk that a condition to closing of the proposed transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; (7) the anticipated benefits of the transaction will not be realized; and (8) other risks to consummation of the proposed transaction. These and other risks, as well as the ability of Worldcolor and

Quad/Graphics to anticipate and manage the risks associated with the foregoing, are detailed from time to time in the filings of Worldcolor or Quad/Graphics with the SEC, available at www.sec.gov.  Worldcolor and Quad/Graphics do not intend, and are under no obligation, to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.